EXHIBIT 12.1

Statement Regarding Computation of Ratios of Earnings to Fixed Charges

(in thousands, except ratio)

	Fiscal Year Ended December 31,					Three Months Ended June 30,		Six Months Ended June 30,
	1998	1999	2000	2001	2002	2002	2003	2002	2003
Income before provision for income taxes	$24,976	$42,013	$80,875	$50,736	$82,389	$22,760	$21,712	$41,961	$44,554

Fixed charges:
Interest expense, including amortization of debt issuance costs	$—	$—	$12,787	$25,644	$10,429	$2,739	$2,120	$5,998	$3,929
Assumed interest element in rent	667	933	1,367	2,067	2,300	555	648	1,071	1,319

Total fixed charges	$667	$933	$14,154	$27,711	$12,729	$3,294	$2,768	$7,069	$5,248

Income before provision for income taxes plus fixed charges	$25,643	$42,946	$95,029	$78,447	$95,118	$26,054	$24,480	$49,030	$49,802

Ratio of earnings to fixed charges	38.5x	46.0x	6.7x	2.8x	7.5x	7.9x	8.8x	6.9x	9.5x